FDA Approves Over-The-Counter Availability of
Plan B One-Step® (levonorgestrel) tablet 1.5 mg for Consumers 15 and Over

-Plan B One-Step® Will Soon Be Available in the Family Planning Aisle
in Stores Across The Country-

North Wales, Pa. – April 30, 2013 — Teva Women’s Health, Inc., a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), announced today that the U.S. Food and Drug Administration (FDA) has approved the emergency contraceptive Plan B One-Step® (levonorgestrel) tablet 1.5 mg for over-the-counter sale to consumers 15 years of age and older in the United States. This decision marks the continuation of improving access to emergency contraception for women and is the first time that an emergency contraceptive will be available in the store aisle. Plan B One-Step® will now transition from behind the pharmacy counter to retail outlets with an onsite pharmacy, where it generally, will be available in the family planning or female health aisles. The product will be available for sale during the retailer’s normal operating hours whether the pharmacy is open or not.

“For the past decade, emergency contraception has been available to millions of women to reduce the chance of an unplanned pregnancy following birth control failure or unprotected sex,” said Marty Berndt, Vice President & General Manager, U.S. Brand Pharmaceuticals, Teva Women’s Health, Inc. “Today, we welcome the FDA’s decision to provide extended and improved access to this important product, a significant milestone for women.”

Age Verification
The product will now be labeled “not for sale to those under 15 years of age *proof of age required* not for sale where age cannot be verified”. Age verification continues to be an important requirement with emergency contraception products. Similar to the processes that have been in place since the original prescription to over-the-counter switch of Plan B® (levonorgestrel) tablets in 2006, strict age verification procedures will be followed at retail. The measures that will be implemented to ensure the appropriate sale of Plan B One-Step® follows the procedures that are in place for the control of the sale of nicotine-containing products at retail. These measures include a UPC code that when scanned by a cashier will trigger an automatic message, prompting them to request proof of age from the customer and to verify age. If age-verification cannot be performed, or if the intended customer does not meet the age requirement, the sale cannot proceed. In addition to these measures at the point-of-sale, all product cartons will include a security tag as well as a hard plastic shell design for added security to reduce the possibility of theft.

Why Access Matters
In the U.S., the unintended pregnancy rate remains high; nearly half (49%) of all pregnancies are unplanned. The fact that nearly half of the 3.1 million unintended pregnancies that occur in the U.S. each year occur in women who reported taking contraception during the month they conceived emphasizes the need for increased access to emergency contraception.

Plan B One-Step® can be used up to 72 hours following birth control failure or unprotected sex to help decrease the chance of becoming pregnant; however, the sooner it is taken, the better it works. Plan B One-Step® is not an abortifacient and will not harm an existing pregnancy.

“This decision allows stores to place Plan B One-Step® directly on store shelves, so that women have immediate access to emergency contraception when they need it most to help reduce their chance of unintended pregnancy,” said Ashlesha A. Patel, M.D., M.P.H., System Director of Family Planning Services of Cook County Health & Hospitals System (CCHHS) and Associate Professor and Assistant Medical Student Clerkship Director of Feinberg School of Medicine at Northwestern University in Chicago. “Providing easier access to emergency contraception will allow women greater control over their reproductive health and family planning goals.”

About Plan B One-Step®
Plan B One-Step® is a progestin-only emergency contraceptive that can help prevent pregnancy after birth control failure or unprotected sex. When taken within 72 hours (three days) after birth control failure or unprotected sex, Plan B One-Step® can help prevent a pregnancy from occurring in about seven of eight women who would have become pregnant otherwise. Plan B One-Step® is not an abortifacient and will not harm an existing pregnancy. Plan B One-Step® is a back-up method of preventing pregnancy, but it isn’t regular birth control and should not be used that way, as it is not as effective as regular birth control methods used correctly. For additional information, visit www.PlanBOneStep.com.

Plan B One-Step® is a registered trademark of Women’s Capital Corporation.

© 2013 Teva Women’s Health, Inc.

Plan B One-Step® (levonorgestrel) is intended to prevent pregnancy after known or suspected birth control failure or unprotected sex.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media Contact:
Denise Bradley
(215) 591-8974
denise.bradley@tevapharm.com